UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XPAC Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G9831X 106

(CUSIP Number)

XP Inc.

55 West 46th Street, 30th floor
New York, NY 10036
(646) 664-0501

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9831X 106

1	NAMES OF REPORTING PERSON: XPAC Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,660,000 (1)(2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,660,000 (1)(2)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,660,000 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) The reported shares include 5,660,000 Class B ordinary shares of XPAC Acquisition Corp. (the “Issuer”) that are convertible for Class A ordinary shares of the Issuer as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-256097).

(2) Excludes 4,000,000 Class A ordinary shares of the Issuer which may be purchased by exercising private placement warrants of the Issuer held by XPAC Sponsor LLC that are not presently exercisable.

(3) Based on 20,000,000 Class A ordinary shares of the Issuer and 5,000,000 Class B ordinary shares of the Issuer outstanding (assuming no exercise of the underwriter’s over-allotment option).

CUSIP No.	G9831X 106

1	NAMES OF REPORTING PERSON: XP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,882,500 (1)(2)(3)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 7,882,500 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,882,500 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.5%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) The reported shares include (i) 5,660,000 Class B ordinary shares of the Issuer held by XPAC Sponsor LLC that are convertible for Class A ordinary shares of the Issuer as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-256097); (ii) 1,222,500 Class A ordinary shares of the Issuer held by Trend XPAC Fundo de Acoes Investimento no Exterior, which is a fund managed by an affiliate of XP Inc.; (iii) 500,000 Class A ordinary shares of the Issuer held by Brazil International Fund SPC - LB International Fund CS, which is a fund managed by an affiliate of XP Inc.; (iv) 461,100 Class A ordinary shares of the Issuer held by XP Long Term Equity Master FIA, which is a fund managed by an affiliate of XP Inc.; and (v) 38,900 Class A ordinary shares of the Issuer held by XP Long Term FIM IE, which is a fund managed by an affiliate of XP Inc.

(2) Excludes (i) 4,000,000 Class A ordinary shares of the Issuer which may be purchased by exercising private placement warrants of the Issuer held by XPAC Sponsor LLC that are not presently exercisable; and (ii) 740,883 Class A ordinary shares of the Issuer which may be purchased by exercising public warrants of the Issuer held by Trend XPAC Fundo de Acoes Investimento no Exterior, Brazil International Fund SPC - LB International Fund CS, XP Long Term Equity Master FIA and XP Long Term FIM IE that are not presently exercisable.

(3) The Class B ordinary shares are held directly by XPAC Sponsor LLC. The sole member of XPAC Sponsor LLC is XP Inc. By virtue of its control over XPAC Sponsor LLC, XP Inc. may be deemed to beneficially own shares held by XPAC Sponsor LLC.

(4) Based on 20,000,000 Class A ordinary shares of the Issuer and 5,000,000 Class B ordinary shares of the Issuer outstanding (assuming no exercise of the underwriter’s over-allotment option).

 Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of XPAC Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 55 West 46th Street, 30th floor, New York, NY 10036.

Item 2. Identity and Background

(a) This statement is filed by (i) XPAC Sponsor LLC (the “Sponsor”) and (ii) XP Inc. (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o XPAC Acquisition Corp., 55 West 46th Street, 30th floor, New York, NY 10036.

(c) The Sponsor is a Cayman Islands limited liability company, wholly owned by XP Inc. XP Inc., an investment management company, is a Cayman Islands exempted company and a Nasdaq-listed company. Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address, present principal occupation and citizenship of each, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Cayman Islands limited liability company. XP Inc. is a Cayman Islands exempted company.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the Class B ordinary shares of the Issuer, par value $0.0001 per share (the “Class B Ordinary Shares”), described herein was the working capital of the Sponsor. The source of funds for acquiring the Class A Ordinary Shares described herein was the pool of capital of the funds managed by affiliates of XP Inc.

Item 4. Purpose of Transaction

Securities Subscription Agreement

In March 2021, the Sponsor paid an aggregate of $25,000 to cover certain expenses on behalf of the Issuer in exchange for the issuance of 5,750,000 Class B Ordinary Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. In May 2021, the Sponsor transferred 30,000 Class B Ordinary Shares to each of the Issuer’s independent directors. As of the date of this filing, the Sponsor held 5,660,000 Class B Ordinary Shares, including up to 750,000 Class B Ordinary Shares that are subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option is exercised.

The Class B Ordinary Shares of the Issuer will automatically convert into Class A Ordinary Shares at the time of an initial business combination by the Issuer, or earlier at the option of the holders thereof, on a one-for-one basis, at a ratio such that the number of Class A Ordinary Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) all ordinary shares of the Issuer issued and outstanding upon completion of the Issuer’s initial public offering, plus (ii) all Class A Ordinary Shares and equity-linked securities issued or deemed issued by the Issuer in connection with the initial business combination of the Issuer, excluding any shares of the Issuer or equity-linked securities of the Issuer issued, or deemed issued, in connection with the initial business combination of the Issuer and any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination of the Issuer.

The foregoing description of the Securities Subscription Agreement is qualified in its entirety by reference to the Securities Subscription Agreement, which is attached hereto as Exhibit 1 and incorporated by reference into this Item 4.

Letter Agreement

On July 29, 2021, the Sponsor and the Issuer’s directors and officers (the “Insiders”) entered into a letter agreement (the “Letter Agreement”) with the Issuer pursuant to which they have agreed to vote any shares owned by them in favor of any proposed initial business combination and to waive their redemption rights with respect to their Class B Ordinary Shares and public shares in connection with (i) the consummation of the Issuer’s initial business combination or (ii) a shareholderr vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial business combination or to redeem 100% of the Issuer’s public shares if the Issuer does not complete its initial business combination within 24 months from the closing of the Issuer’s initial public offering, or 27 months from the closing of the Issuer’s initial public offering if the Issuer has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the Issuer’s initial public offering, or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity. The Insiders have also agreed pursuant to the Letter Agreement to waive their rights to liquidating distributions from the trust account with respect to any Class B Ordinary Shares they hold if the Issuer fails to complete an initial business combination within 24 months from the closing of its initial public offering or during any extended time that the Issuer has to consummate a business combination beyond 24 months as a result of a shareholder vote to amend its amended and restated memorandum and articles of association, and have agreed to certain transfer restrictions as well as indemnification obligations of the Sponsor.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 2 and incorporated by reference into this Item 4.

Registration Rights Agreement

On July 29, 2021, the Issuer, the Sponsor and certain other holders entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted customary demand and piggy-back registration rights for the Sponsor and others, and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 3 and incorporated by reference into this Item 4.

Units Acquired by Funds Managed by Affiliates of XP Inc.

On August 3, 2021, Trend XPAC Fundo de Acoes Investimento no Exterior, Brazil International Fund SPC - LB International Fund CS, XP Long Term Equity Master FIA and XP Long Term FIM IE (collectively, the “Funds”) purchased an aggregate of 2,222,500 units at a purchase price of $10.00 per unit in connection with the Issuer’s initial public offering. Each unit consists of one Class A Ordinary Share and one-third of a warrant. Each whole warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. The warrants will become exercisable, if at all, on the later of 30 days after the completion of an initial business combination and 12 months from the closing of the Issuer’s initial public offering, subject to the certain conditions, and will expire five years after the completion of such initial business combination or earlier upon redemption or liquidation.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates (including the Funds) or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibit

Exhibit No.	Description
1	Securities Subscription Agreement, dated March 19, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer on May 13, 2021 (File No. 333-256097)).

2	Letter Agreement, dated July 29, 2021, among the Issuer, the Sponsor and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 3, 2021).

3	Registration Rights Agreement, dated July 29, 2021, among the Issuer, the Sponsor and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 3, 2021).

4*	Joint Filing Agreement by and among the Reporting Persons.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2021

XPAC Sponsor LLC

	By:	/s/ Chu Chiu Kong
	Name:	Chu Chiu Kong
	Title:	Manager

XP Inc.

By:	/s/ Fabrício Cunha de Almeida
Name:	Fabrício Cunha de Almeida
Title:	General Counsel and Director

Annex A

None of the Covered Persons beneficially owns any Class A Ordinary Shares.

XPAC Sponsor LLC

Name	Principal Occupation	Citizenship	Business Address
Chu Chiu Kong	Officer, Head of Private Equity Division of XP Asset Management / Chief Executive Officer and Chairman of XPAC Acquisition Corp. / Manager of XPAC Sponsor LLC	British	c/o XPAC Sponsor LLC, 55 West 46th Street, 30th floor, New York, NY 10036
Guilherme Teixeira	Managing Director of Private Equity Division of XP Asset Management / Chief Investment Officer of XPAC Acquisition Corp. / Manager of XPAC Sponsor LLC	Brazilian	c/o XPAC Sponsor LLC, 55 West 46th Street, 30th floor, New York, NY 10036
Fabio Kann	Director of Private Equity Division of XP Asset Management / Chief Financial Officer of XPAC Acquisition Corp. / Manager of XPAC Sponsor LLC	Brazilian	c/o XPAC Sponsor LLC, 55 West 46th Street, 30th floor, New York, NY 10036

XP Inc.

Name	Principal Occupation	Citizenship	Business Address
Guilherme Dias Fernandes Benchimol	Chairman of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Bernardo Amaral Botelho	Director of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Carlos Alberto Ferreira Filho	Director of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Gabriel Klas da Rocha Leal	Director of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Bruno Constantino Alexandre dos Santos	Director and Chief Financial Officer of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Fabrício Cunha de Almeida	Director and General Counsel of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Guilherme Sant’Anna Monteiro da Silva	Director of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Luiz Felipe Amaral Calabró	General counsel at Levy & Salomão Advogados / Director of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Martin Emiliano Escobari Lifchitz	Member of General Atlantic’s Management Committee, chair of General Atlantic’s Investment Committee, and head of General Atlantic’s Latin America business / Director of XP Inc.	Bolivian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Geraldo José Carbone	Director of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Luciana Pires Dias	Professor at FGV Law School / Partner at L|Dias Advogados / Director of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Guy Almeida Andrade	Director of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065
Thiago Maffra	Chief Executive Officer of XP Inc.	Brazilian	Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065